UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

ePlus inc.
___________________________________________________
(Exact name of registrant as specified in its charter)

Delaware (State of Incorporation or Organization)	54-1817218 (I.R.S. Employer Identification No.)
13595 Dulles Technology Drive Herndon, Virginia (Address of Principal Executive Offices)	20171-3413 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Common Stock, par value $.01 per share	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: N/A (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act: None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

ePlus inc. (the “Company”) is filing this Form 8-A in connection with the transfer of the quotation of its common stock from the National Quotation Bureau “pink sheet” service to the listing of its common stock on the NASDAQ Stock Market LLC, which is expected to become effective on September 3, 2008.

Item 1.                                 Description of Registrant’s Securities to be Registered

The authorized capital stock of the Company consists of 27,000,000 shares, consisting of 25,000,000 shares of common stock having a par value of $.01 per share (the “Common Stock”) and 2,000,000 shares of preferred stock having a par value of $.01 per share (the “Preferred Stock”).  The following description of our Common Stock and Preferred Stock and certain provisions of the Company’s Certificate of Incorporation, as amended (the “Certificate”) and Amended and Restated Bylaws (the “Bylaws”) is a summary and is qualified in its entirety by the provisions of the Certificate and Bylaws.

Common Stock

Holders of Common Stock are entitled to receive dividends if and when declared by the Company’s Board of Directors out of funds legally available.  Except as otherwise required by law, the Certificate or the Bylaws, each holder of Common Stock has one vote in respect of each share of Company stock that has been held by such stockholder and registered in such stockholder’s name on the books of the Company.  There is no cumulative voting and all matters, except as otherwise provided by law, the Certificate or the Bylaws, is decided by the vote of a majority in voting interest of the stockholders present at a meeting, in person or by proxy, and entitled to vote.  The Company’s outstanding shares of Common Stock are validly issued, fully paid, and nonassessable.

In the event of the Company’s liquidation or dissolution, holders of the Company’s Common Stock are entitled to receive proportionately the Company’s net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock that the Company’s Board of Directors may designate and issue in the future.  Holders of Common Stock have no preemptive, subscription, redemption or conversion rights.  The rights, preferences, and privileges of holders of Common Stock are subject to and may be adversely affected by the rights of the holders of shares of any series of Preferred Stock that the Company’s Board of Directors may designate and issue in the future.

Preferred Stock

The Board of Directors of the Company is authorized, subject to limitations prescribed by law, to provide by resolution or resolutions for the issuance of shares of Preferred Stock as a class or in series, and, by filing a certificate of designations, pursuant to the Delaware General Corporation Law (“DGCL”), setting forth a copy of such resolution or resolutions to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of the class or of each such series and the qualifications, limitations, and restrictions thereof.

The authority of the Board of Directors with respect to the class or each series includes, but is not limited to, determination of the following: (a) the number of shares constituting any series and the distinctive designation of that series; (b) the dividend rate of the shares of the class or of any series, whether dividends will be cumulative, and if so, from which date or dates, and the relative rights of priority, if any of payment of dividends on shares of the class or of that series; (c) whether the class or any series will have voting rights, in addition to the voting rights provided by law, and if so, the terms of such voting rights; (d) whether the class or any series will have conversion privileges and, if so, the terms and conditions of conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors determines; (e) whether or not the shares of the class or of any series will be redeemable, and, if so, the terms and conditions of such redemption, including the date or date upon or after which they will be redeemable and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption rates; (f) whether the class or any series will have a sinking fund for the redemption or purchase of shares of the class or of that series, and if so, the terms and amount of such sinking fund; (g) the rights of the shares of the class or of any series in the event of voluntary or involuntary dissolution or winding up of the Company, and the relative rights of priority, if any, of payment of shares of the class or of that series; and (h) any other powers, preferences, rights, qualifications, limitations and restrictions of the class or of that series.

Corporate Governance Matters

Certain provisions of Delaware law and the Company's Certificate and Bylaws could make more difficult (a) the acquisition of the Company by means of a tender offer, proxy contest or otherwise, and (b) the removal of incumbent directors.  The following discussion is a general summary of material provisions of the Company's Certificate and Bylaws, as currently in effect, and certain other regulatory provisions, which may be deemed to have an "anti-takeover" effect.  The following description of certain of these provisions is necessarily general and, with respect to provisions contained in the Company's Certificate and Bylaws, as currently in effect, is qualified in its entirety by the Certificate and Bylaws and reference should be made in each case to the document in question.

Directors

Currently, certain provisions of the Certificate impede changes in majority control of the Board of Directors.  The Company's Certificate provides that the Board of Directors of the Company are divided into three classes, with directors in each class elected for three-year staggered terms. This classification of the Board of Directors makes it more difficult for a third party to acquire control of the Company, because it would require more than one annual meeting of stockholders to elect a majority of the directors.  The Company's Bylaws provide that any vacancy occurring in the Board of Directors, including a vacancy created by an increase in the number of directors, will be filled for the remainder of the unexpired term by a majority vote of the directors then in office.  The number of directors constituting the board is currently eight members.

At the Company’s Annual Meeting of Shareholders to be held on September 15, 2008, the Company’s shareholders will vote on a proposal to amend and restate the certificate of incorporation and to terminate the Board classification provision described above.  If the proposed amendment to the Certificate is approved, directors will be elected to one-year terms of office starting at the 2009 Annual Meeting of Shareholders.

Amendment to Certificate and Bylaws

Amendments to the Certificate requires the approval by a majority vote of the Company's Board of Directors and also by a majority vote of the outstanding shares of the Company's stock entitled to vote thereon.  The Bylaws may be amended, repealed or rescinded and any new Bylaws may be adopted, except as otherwise provided in the Bylaws or the Certificate, by affirmative vote of a majority of the Board or by affirmative vote of a majority of the outstanding shares of the Company’s voting stock at any annual or special meeting of stockholders, provided that notice of such proposed alteration, amendment, repeal, recession or adoption is given in the notice of such meeting.

Delaware Anti-Takeover Statute

Generally, Section 203 of the DGCL prevents an "interested stockholder" (defined generally as a person owning 15% or more of the outstanding voting stock of a Delaware corporation, such as the Company) from engaging in a "business combination" with a corporation for three years following the date that the person became an interested stockholder in such corporation.  The business combination can be completed, however, if (i) prior to such time the target corporation’s board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) the buyer acquires at least 85% of the Company's outstanding stock (the 85% requirement excludes shares held by directors who are also officers and certain shares held under employee stock plans), or (iii) the business combination is approved by the target corporation's board of directors and two-thirds of the shares of outstanding stock of the Company (excluding shares held by the interested stockholder).  Section 203 could make it more difficult for a third party to acquire control of the Company.  The Company may exempt itself from the requirements of the statute by adopting an amendment to its Certificate or Bylaws electing not to be governed by this provision.  At the present time, the Board of Directors does not intend to propose any such amendment.

Item 2.                                 Exhibits

None.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement on Form 8-A to be signed on its behalf by the undersigned, thereto duly authorized.

                                          ePlus inc.

Dated: August 29, 2008                                                                                     By: /s/ Steven J. Mencarini
                                          Steven J. Mencarini
                                          Chief Financial Officer